December 21, 2010

Via EDGAR and Overnight Mail

Tia Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Octus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 23, 2010
File No. 000-21092

Dear Ms. Jenkins:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Octus dated November 5, 2010 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by Octus, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “March 10-Q”), and the Company’s Report on Form 8-K filed June 16, 2010.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses. Pursuant to our telephone discussions with Mr. Edwin Kim of the Staff, we anticipate the filing with the Commission of Amendment No. 1 to the above-referenced Form 10-K (“10-K Amendment”) and Amendment No. 1 to the above-referenced March 10-Q (the “10-Q Amendment” and together with the 10-K Amendment, the “Amended Filings”), marked to show the changes from those documents as originally filed, once we have received comments from the Staff on our proposed responses as set forth in this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

1.
Please revise future filings to update and clarify the status of your operations.  We note, for example, the statement on page two that your “operations and activities are minimal,” and that therefore government regulations have no impact on you.  You also state on page 12 that you “did not engage in active business operations during 2008.”  It is unclear why you do not address 2009 or the extent to which you began active business operations.

In this regard, it appears that your business has been focused on the August 2009 agreement with the University of California, but it is unclear what activities, if any, you have undertaken with respect to that agreement since August 2009, and it is unclear what plans you have to bring products or services related to this or any other agreement to market.  Also, please revise to consolidate your business discussion in this section.  We note that it appears much of your business discussion is located in your Management’s Discussion and Analysis section and page six of your Risk Factors section.  You may provide cross-references as appropriate.  Please see related comment below under Management’s Discussion and Analysis.

Response to Comment 1

Future filings will be updated, consolidated and revised as requested.  In addition, in future filings the Company will address in greater detail the potential impact of government regulations on our business.  The statement that “operations and activities are minimal,” was intended to relate to the minimal revenue generation, of activities to date.

The August 2009 agreement with the University of California related to the license of a specific technology (Wickool). In future filings we will address and describe the Company’s activities to commercialize and exploit the licensed technology.  In addition, as indicated, we are pursuing other proprietary technologies and products, and have disclosed all agreements for such in Company filings.

2.
With respect to the University of California agreement, it is unclear why you do not disclose the “customary milestone conditions” and the consequences should you not meet them.  Please revise future filings or advise.

Response to Comment 2

The Company viewed the customary milestone conditions as standard and non-material, and the agreement had been filed as an exhibit to a previous filing with the Commission so the agreement and the conditions were available to investors to review.  However, we will revise future filings to include information concerning disclosure of the conditions and the consequences should the Company not meet them.

Recent Sales of Unregistered Securities, page 9

3.
For each transaction, please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  Consider revising Business and MD&A to clarify the investors and services rendered as consultants.

Response to Comment 3

As requested by the Staff, additional language will be included in the 10-K Amendment, in a new paragraph immediately following the description of the various recent sales of unregistered securities, substantially as follows:  “All of the above issuances were made without any public solicitation, to a limited number of employees, consultants or investors.  In each of the above transactions, the shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended.  Each person or entity to whom securities were issued represented that the securities were being acquired for investment purposes, for the person’s or entity’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act.”

In response to the Staff’s comment concerning the nature of services provided by consultants to whom shares were issued, in the relevant paragraphs under the heading “Recent Sales of Unregistered Securities,” additional language will be added to the paragraphs describing issuance of shares to consultants to briefly describe the nature of the consulting services provided.  We anticipate that the additional disclosure will be substantially as set forth below:

“On February 24, 2009, we entered into share purchase agreements with our two officers and directors whereby they each received 15,000,000 common shares for the formation and development of our business, procuring a saleable technology and initiating sales.

“On May 5, 2009, OCTuS entered into an employment agreement with John Argo pursuant to which Mr. Argo will serve as Director, Energy Projects & Finance of OCTuS. The employment agreement has a term of three years, through April 30, 2012, with a base annual salary of $120,000. Concurrently, OCTuS issued 250,000 shares of common stock, valued at $12,500 to Mr. Argo, recorded as share-based compensation as a signing bonus and pre-employment business planning and discussions.

“In June 2009, OCTuS entered into a twelve-month consulting agreement with Siva Gunda to assist in the development of the Octus Smart Energy Platform, including identification of key partners, systems, and components.  The agreement provides for OCTuS to issue 10,000 shares of common stock each month the contract is in force.  OCTuS issued 70,000 shares under this agreement during the year ended December 31, 2009, valued at $20,900 and recorded as share-based compensation.

“In July 2009, OCTuS entered into a three-month consulting agreement with Mananya Chansanchai as Energy Solutions Program Manager, providing for OCTuS to issue 20,000 shares of common stock upon execution of the agreement as a signing bonus and 10,000 shares of common stock each month during the term of the agreement, and pay a $2,000 stipend each month the contract is in force.  OCTuS issued 80,000 shares under this agreement during the year ended December 31, 2009, valued at $22,200 and recorded as share-based compensation.

“In July 2009, OCTuS entered into a three-month consulting agreement with Tobin Richardson as Senior Advisor, Energy Markets calling for OCTuS to issue 10,000 shares of common stock each month the contract is in force.  OCTuS issued 30,000 shares under this agreement during the year ended December 31, 2009, valued at $9,300 and recorded as share-based compensation.

“In August 2009, OCTuS entered into a twelve-month consulting agreement with Eduardo Mendoza as technology support for Mr Argo calling for OCTuS to pay $3,000 and issue 10,000 shares of common stock each month the contract is in force.  OCTuS issued 30,000 shares under this agreement during the year ended December 31, 2009, valued at $9,300 and recorded as share-based compensation. This contract was terminated October 31, 2009 by mutual agreement.

“On August 12, 2009, OCTuS entered into consulting agreements to assist with sales activities with Daniel Tomasello and Mark Miyamoto and granted each of the consultants an option to purchase 30,000 shares of OCTuS’ common stock at $0.39 per share.  The options vest ratably over six months and expire on August 17, 2012. The options each had a value of $11,091 on the date of grant.  The Consulting Agreement with Mr. Tomasello was terminated effective November 23, 2009.

“In September 2009, OCTuS entered into a software development contract that required OCTuS to issue 91,000 shares of common stock as part of the developer’s compensation upon execution of the agreement.  The shares were valued at $30,000 and recorded as share-based compensation. OCTuS sent a notice of termination of this agreement to the contractor on January 13, 2010 and considers the contract terminated.

“In October 2009, OCTuS entered into a one year investor relations agreement which calls for the issuance of 350,000 shares of common stock.  The agreement was terminated by OCTuS on January 8, 2010 with no shares issued.

“In 2009, OCTuS issued convertible secured promissory notes (the “Note”) with a principal amount of $135,000 to investors.  The Note bears interest at a rate of 10% per annum and is due one year from the date of issuance.  Accrued interest is paid semi-annually, with the first payment due six months after the date the Note is issued.  At OCTuS’ option, OCTuS may make any interest payment either in cash or by delivery of a number of shares of Common Stock with a value equal to the amount of interest due and payable, calculated based on the average closing price of the Common Stock on the OTC Bulletin Board (or whatever exchange, market or quotation system the Common Stock is then traded), for the ten trading days ending three days before the date that such payment is due.  OCTuS granted to the holder of the note a security interest of all assets of OCTuS, ranking before all preferred and common shareholders and subordinated to the existing senior convertible debt.  The Note may be converted to common stock at 70% of the price per share paid for securities in a financing of at least $1,000,000 or at any time after 90 days after issuance at the greater of $0.30 per share or 70% of the average closing price of the common stock for the ten trading days ending five days before the conversion date.  In conjunction with the issuance of the Note, OCTuS issued warrants to the note holder to purchase 540,000 shares of OCTuS common stock at an exercise price of $0.01 per share.  The term of the warrants is 18 months. The relative fair value of the warrants is $59,000.  The intrinsic value of the conversion feature totaled $63,817 resulting in a discount of $122,817 to the notes payable.

“In January 2010, OCTuS entered into three-month consulting agreements with Mananya Chansanchai as Energy Solutions Program Manager, Dave Glende to assist with development of the Company’s product and services roadmap and overall technology-based product offerings including the initial release of Octus SmartPortal software and John Walter to assist with creation of a go-to-market plan for Wickool and assist with implementation of a distribution/dealer program for Wickool. These agreements call for OCTuS to issue a total of 70,000 shares of common stock each month the contracts are in force.

“In January 2010, OCTuS entered into a three-month financial advisory services contract with DCA Partners LLC calling for OCTuS to issue 30,000 shares of common stock each month the contract is in force.

“In February 2010, OCTuS entered into a three-month consulting agreement with George Condon to develop, implement and manage the Octus Energy Savings Program (OctusESP) for commercial brokers and other referral sources calling for OCTuS to issue 15,000 shares of common stock each month the contract is in force

“In February 2010, OCTuS entered into a six month public relations contract with TPC Holdings which calls for OCTuS to issue 1,000,000 shares of common stock at a purchase price of $0.0001 per share.  The agreement expired on August 26, 2010.

“During the first quarter of 2010, OCTuS issued convertible secured promissory notes (the “2010 Note”) with a principal amount of $35,000 to investors for proceeds of $30,000, as $5,000 of the convertible notes issued was to convert a standard promissory note outstanding as of December 31, 2009 to a convertible note.  The 2010 Note bears interest at a rate of 10% per annum and is due two years from the date of issuance.  Accrued interest is paid semi-annually, with the first payment due six months after the date the Note is issued.  At OCTuS’ option, OCTuS may make any interest payment either in cash or by delivery of a number of shares of Common Stock with a value equal to the amount of interest due and payable, calculated based on the average closing price of the Common Stock on the OTC Bulletin Board (or whatever exchange, market or quotation system the Common Stock is then traded), for the ten trading days ending three days before the date that such payment is due.  OCTuS granted to the holder of the note a security interest of all assets of OCTuS, ranking before all preferred and common shareholders and subordinated to the existing senior convertible debt.  The Note may be converted to common stock at 70% of the price per share paid for securities in a financing of at least $1,000,000 or at any time after 90 days after issuance at the greater of $0.35 per share or 70% of the average closing price of the common stock for the ten trading days ending five days before the conversion date.  In conjunction with the issuance of the Note, OCTuS issued warrants to the note holder to purchase 140,000 shares of OCTuS common stock at an exercise price of $0.01 per share.  The term of the warrants is eighteen months.

Management’s Discussion and Analysis, page 12

Overview, page 12

4.	You state on page 12 that “OCTuS has developed OCTusSEP (Smart Energy Platform)….” It is unclear if the OCTusSEP was completed or still under development. It is also unclear:

•	What you mean by your “affiliation” with California Lighting Technology Center and the Western Cooling Efficiency Center to “further development and deployment” of the Octus Smart Energy Platform.

•	What you mean by “catalyze commercialization” of OCTusSEP and why you do not identify the material terms of the joint venture with Quantum Energy Solutions to “catalyze commercialization” of OCTusSEP.

•
On what basis you state that Quantum Energy Solutions “has managed more than $100 million in energy projects for several hundred clients, including Safeway, Bank of America, Sears, Hewlett-Packard and Chevron.”  It appears that Quantum Energy’s revenues for the six months ended June 30, 2010 and 2009 were $112,908 and $477,412, respectively.

•	To what extent your principal operations involve commercial business through SmartLightSupply.com, as referenced on page 12.

Please revise future filings to clarify in quantitative and qualitative terms the status of significant projects, and avoid references to specific dollar amounts of historical “projects” or include qualifying language to put them in context.

Response to Comment 4

Future filings will be revised to quantitatively and qualitatively update the status of significant projects and initiatives.

Quantum Energy Solutions and its principals have been in the energy-efficiency (lighting retrofit projects) business since the mid 1970s. In the disclosure concerning Quantum Energy Solutions, the statement that “Quantum has managed more than $100 million in energy projects for several hundred clients” was intended to be a historical statement relating to Quantum’s activities over the years rather than a reference to Quantum’s revenues or signed energy projects in recent financial periods.  The statement was intended to reference that, as was stated in the Company’s initial press release announcing the signing of the acquisition agreement with Quantum, over Quantum’s history its principals have entered into agreements for energy projects totaling more than $100 million for a large number of clients, including those references in the disclosure.  In order to avoid possible future confusion, in future filings the Company will remove the reference to the dollar amount of previous energy projects entered into by Quantum.

OctusSEP is an evolving energy-efficiency solution consisting of services and technologies, both proprietary and non-proprietary. It is, and will continue to be, under development as the Company evolves its customer offerings. Future filings will be revised to reflect such continual development.

The Company’s affiliations with the California Lighting Technology Center (CLTC) and Western Cooling Efficiency Center (WCEC) focus on identifying and developing suitable products and services for OctusSEP and our energy-efficiency offerings. The organizations are University of California, Davis research centers. The Company does not have a formal relationship with the CLTC, and the Company is pays an annual $10,000 fee as an affiliate member of the WCEC. As a WCEC affiliate, Octus is collaborating with the Center to commercially test and develop Wickool, a technology the Company licensed from the University of California.

The joint venture with Quantum Energy Solutions was focused on bringing OctusSEP and related offerings to market, including collaborative (with Quantum) marketing to Quantum’s historical clients. The joint venture between Octus and Quantum provided that Octus and Quantum may each elect to engage the other on a non-exclusive basis as a partner in energy projects. The company originating the business opportunity will receive 75% of the project’s net profit, with the partner receiving 25%. When Quantum elects to bill a project through Octus, Octus will receive 25% of the project’s net profit and will compensate Quantum with an equitable amount of Octus common stock. The arrangement also provided that Octus and Quantum will evaluate each project and their relative contributions and compensation, and that if warranted, the companies may modify the above terms to reflect individual project contributions. In addition, Octus and Quantum may source lighting (and other energy) products from each other, with an intent to private label (as an Octus or a Quantum-branded) the products. The sourcing partner will receive a 15% commission – based on the manufactured price – for such products.

In 2010, Octus subsequently acquired substantially all assets of Quantum.

SmartLightSupply.com was a Web site established to sell lighting products. No business was conducted through the e-commerce site, and the Company has ceased operation of SmartLightSupply.com. The e-commerce site was not intended to be material to Octus’ development. Future filings will reference that SmartLightSupply.com is not operational, and that no business activity was generated through the site.

Liquidity and Capital Resources, page 13

5.
Please revise future filings to clearly address your liquidity position, sources and uses of cash, and how you plan to meet your ongoing expenses in the short and long term.  In this regard, it is unclear how you anticipate funding increased salary, general & administrative expenses, costs related to the development of your product(s), loan service payments, and so forth.  Disclose your cash balance as of the most recent practicable date.  Also, it appears that you do not describe the material terms of your AGS Capital Group equity line and the material conditions you must satisfy before you are able to sell shares pursuant to the agreement.

Response to Comment 5

Future filings will be revised to clearly address our liquidity position, uses of cash and how we plan to meet ongoing expenses in the short and long term. We anticipate funding general business expenses, including those described, through a combination of business cash flow and if need be raising additional working capital.

Our cash balance as of November 30, 2010 was $2,657.44.

The material terms of the AGS Capital Group equity line were disclosed in the 8-K filing on December 11, 2009.  Regarding the AGS Capital Group agreement, the 10-K Amendment will include additional disclosure concerning the terms of that agreement, similar to the disclosure that was included in the Company Report on Form 8-K filed on December 11, 2009, reporting on the signing of the agreement with AGS Capital Group.  In future filings the Company will include additional disclosure concerning the AGS Capital Group agreement responsive to the Staff’s comment, including disclosure based on the description of that agreement in the Company’s Report on Form 8-K filed on December 11, 2009, reporting on the signing of the agreement with AGS Capital Group. We anticipate that the disclosure will be substantially as follows:

On December 6, 2009, we entered into a Reserve Equity Financing Agreement ("REF") with AGS Capital Group, LLC ("AGS"), pursuant to which AGS committed to purchase, from time to time over a period of two years, shares of our common stock for cash consideration up to $5,000,000, subject to certain conditions and limitations.  In connection with the REF, we also entered into a registration rights agreement with AGS dated December 6, 2009.

Under the REF, for a period of 24 months from the effectiveness of a registration statement filed pursuant to the registration rights agreement (the "Registration Statement"), we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the REF by selling shares of our common stock to AGS. The purchase price of these shares will be 92% of the "VWAP" of the common stock during the five consecutive trading days after we give AGS a notice of an advance of funds (an "Advance") under the REF (the "Pricing Period"). "VWAP" generally means, as of any date, the daily dollar volume weighted average price of our common stock as reported by Bloomberg, L.P. or comparable financial news service. The amount of an Advance will automatically be reduced by 50% if on any day during the Pricing Period, the VWAP for that day does not meet or exceed 85% of the VWAP for the five trading days prior to the notice of Advance (the "Floor Price"). We also will issue unregistered shares of our common stock to AGS equaling 10% of the shares issued in each Advance. The REF does not prohibit the Company from raising additional debt or equity financings, other than financings similar to the REF.

Our ability to require AGS to purchase our common stock is subject to various limitations. The maximum amount of each Advance is 50% of the average daily trading volume for the five days immediately preceding the notice of Advance, as reported by Bloomberg or comparable financial news service (the "Maximum Advance Amount"). In addition, unless AGS agrees otherwise, a minimum of five calendar days must elapse between each notice of Advance. In addition, before AGS is obligated to buy any shares of our common stock pursuant to a notice of Advance, the following conditions, none of which is in AGS's control, must be met:

•
The Company shall have filed with the SEC a Registration Statement with respect to the resale of the shares of common stock issued to AGS in accordance with and subject to the terms of the registration rights agreement.

•
The Company shall have obtained all permits and qualifications required by any applicable state in accordance with the registration rights agreement for the offer and sale of the shares of common stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of common stock shall be legally permitted by all laws and regulations to which the Company is subject.

•	There shall not be any fundamental changes to the information set forth in the Registration Statement which are not already reflected in a post-effective amendment to the Registration Statement.

•
The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the REF agreement and the registration rights agreement to be performed, satisfied or complied with by the Company.

•
No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the REF agreement, and no proceeding shall have been commenced that may have the effect of prohibiting the consummation of or materially modify or delay any of the transactions contemplated by the REF Agreement.

•
The common stock is trading on a principal market (as defined in the REF, and including the OTC Bulletin Board). The trading of the common stock is not suspended by the SEC or the principal market. The issuance of shares of common stock with respect to the applicable closing will not violate the shareholder approval requirements of the principal market. The Company shall not have received any notice threatening the continued quotation of the common stock on the principal market and the Company shall have no knowledge of any event that would be more likely than not to have the effect of causing the common stock to not be trading or quoted on a principal market.

•
The amount of an Advance shall not exceed the Maximum Advance Amount. In no event shall the number of shares issuable to AGS pursuant to an Advance cause the aggregate number of shares of common stock beneficially owned by AGS and its affiliates to exceed 9.99% of the then outstanding shares of common stock of the Company ("Ownership Limitation"). Any portion of an Advance that would cause AGS exceed the Ownership Limitation shall automatically be withdrawn. For the purposes of this provision, beneficial ownership is calculated in accordance with Section 13(d) of the Exchange Act.

•	The Company has no knowledge of any event which would be more likely than not to have the effect of causing such Registration Statement to be suspended or otherwise ineffective at Closing.

•	AGS shall have received an Advance notice executed by an officer of the Company and the representations contained in such Advance notice shall be true and correct.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the REF agreement or that we will be able to draw down any portion of the amounts available under the REF.

There is no contractual limit to the number of shares that we may be required to issue to obtain funds from the REF as it is dependent upon our share price, which varies from day to day. If we draw down amounts under the REF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. This could cause downward pressure on the price of our common stock.

The REF contains representations and warranties of the Company and AGS that are typical for transactions of this type. AGS agreed that during the term of the REF, neither AGS nor any of its affiliates, nor any entity managed or controlled by it, will, or cause or assist any person to, enter into or execute any short sale of any shares of our common stock as defined in Regulation SHO promulgated under the Exchange Act. The REF also contains a variety of covenants on the part of the Company which are typical for transactions of this type, as well as the obligation, without the prior written consent of AGS, not to enter into any other equity line of credit agreement with a third party during the term of the REF.

The REF obligates the Company to indemnify AGS for certain losses resulting from a misrepresentation or breach of any representation or warranty made by the Company or breach of any obligation of the Company. AGS also indemnifies the Company for similar matters.

The Company paid no fees, and is not obligated to pay any fees in the future, in connection with the REF, other than a due diligence fee of $10,000, which will be paid at the date of the first draw.

The Company may terminate the REF effective upon fifteen trading days' prior written notice to AGS; provided that (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to AGS pursuant to the REF. AGS is obligated to make an Advance to the Company pursuant to the REF within 15 days of such request by the Company.

6.	Please revise this section to identify your material loan agreements, including all material terms.

Response to Comment 6

The identified section will be revised to reference the description of material loan agreements entered into during this period, by means of a reference to the description of the convertible note transactions described under the “Recent Sales of Unregistered Securities” section.

Notes to Consolidated Financial Statements

Note 6 - Convertible Notes Payable, page 26

7.
We note that you issued convertible notes payable in the amount of $135,000 during the year ended December 31, 2009.  We also note that you recorded $63,817 as the intrinsic value of the conversion feature relating to these notes.  Please explain how you analyzed the conversion feature and the guidance you are relying upon for this transaction.

Response to Comment 7

We analyzed the embedded conversion feature in these convertible notes, first under SFAS 133 and EITF 00-19 and determined that the embedded conversion feature did not meet the definition for bifurcation and separate fair market value determination due to there being a floor at which the principal balance could be converted so that the maximum required shares upon conversion could be determined.  We then analyzed the conversion feature for a beneficial conversion feature under EITF 98-5 and determined that the conversion feature met the definition of a beneficial conversion feature due to the effective conversion price, after taking into account the relative fair market value of the warrants issued in connection with the notes, to be less than the trading price of the company’s stock at the inception of the notes.  We determined the fair market value of the warrants based on a Black Scholes pricing model using the key assumptions of disclosed in the financial statements.  Once the total discount of $122,817 (of which $63,297 was the intrinsic value of the conversion feature) was determined, this discount was then amortized over the shorter time frame of (1) date to earliest conversion which was 90 days or (2) term of the note according to EITF 00-27.

Note 9 - License Agreement, page 29

8.
You disclose that in August 2009, you entered into an exclusive license agreement with The Regents of the University of California to acquire exclusive rights under a provisional U.S. patent application and related intellectual property relating to an evaporative cooling technology known and “Wickool.”  Please revise to disclose the milestone payments you are required to pay as well as any other financial commitments including funding to support the product, commencement of manufacturing and commencement and progress of commercial sales.  Please clarify your total commitments under the terms of this agreement and file this agreement as an exhibit.

Response to Comment 8

The Agreement between OCTuS and the University was filed as an exhibit to our quarterly report on Form 10-Q filed November 23, 2009.  We will revise the Form 10-K to include the agreement as an exhibit and indicate that it is incorporated by reference from that filing.  We will also include disclosure in the 10-K Amendment to disclose the additional information requested by the Staff.  We anticipate that the disclosure will be substantially as follows:

Under the agreement, OCTuS will pay the University a nominal annual minimum cash payment each year until the year following the year of the first sale of a licensed product.  Upon commencement of commercial sales, OCTuS will pay the University the greater of a minimal annual fee of $2,000 or royalties based on net sales of licensed products, licensed services, and other revenue resulting directly from use of the licensed products.  The agreement also provides that OCTuS will pay the University one and one half (1½%) percent of net sales of any consideration received by OCTuS for the grant of rights under a sublicense from OCTuS.  OCTuS is responsible for reimbursing the University for prior patent costs incurred, which are not material, and subsequent legal fees and patent costs incurred in connection with prosecuting the application and maintaining any patents that may issue from the application.  The agreement includes a number of milestone conditions including:

(a) Milestone #1: Funding of Licensee: $250,000.00 by December 31, 2010;
(b) Milestone #2: Manufacturing of Licensed Product: begins (including by a third party on behalf of Licensee) by May 31, 2010;
(c) Milestone #3: First Sales of Licensed Product or Licensed Services: by August 31, 2010; and
(d) Milestone #4: 1,000 units of Licensed Product Sold: by August 31, 2011.

The agreement also includes several other customary provisions, including representations and warranties of the parties, provisions addressing indemnification of the University by OCTuS, use of names and other intellectual property, litigation and disputes, and insurance requirements, and other customary provisions.

Future filings will quantify and qualify specific, material updates related to commercialization of Wickool.

Item 9A(T).  Controls and Procedures, page 30

9.	We note that management’s annual report on internal control over financial reporting (ICFR) excludes the following required disclosures:
a.	disclosure of the framework used to evaluate ICFR,
b.	a conclusion on management’s assessment of ICFR, and
c.	disclosure of the impact of the material weaknesses on ICFR.

Refer to SEC Release 33-8810 Section II(B)(I) for additional guidance.  Please amend your filing to provide this information.

Response to Comment 9

We will amend our filing to include the following disclosure as required by SEC Release 33-8810 Section II(B)(I).  We anticipate that the disclosure will be substantially as follows:

Disclosure Controls and Procedures

Our management, with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, the Company’s Principal Executive Officer and Principal Financial Officer have concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were not effective, at the reasonable assurance level, in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Principal Executive Officer and Principal Accounting Officer, as appropriate to allow timely discussions regarding required disclosure; due to the material weaknesses described below.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure that our financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, changes in shareholder’s equity and cash flows for the periods presented.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5) or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the period covered by this report based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of management’s assessment and evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting was not effective due to the material weaknesses described below.

Material Weaknesses

1. Overall lack of systematic accounting and disclosure procedures, notwithstanding that the Company’s financial statements and notes thereto are prepared and reviewed by management and that the Company’s chief financial officer reviewed each transaction during the periods covered by the report that had an effect on the Company’s financial statements included in the Form 10-K,

2.  The absence of personnel, other than the chief financial officer, with requisite expertise in the functional areas of finance and accounting, and

3.  The absence of a functioning audit committee or outside directors on the Company’s board of directors.

Throughout the period covered by the report, the Company had no or minimal amounts of cash until the receipt of proceeds from issuance of convertible Notes at the end of June 2009 and December 2009 and limited active business activities.  To address the weaknesses identified above, management reviewed and performed an analysis of every transaction for the period covered by the report that had an impact on the Company’s financial statements included in the Form 10-K.  Accordingly, notwithstanding the existence of the material weaknesses described in this Item, management believes that the financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presents in accordance with U.S. generally accepted accounting principles.

Remediation of Material Weaknesses

The Company intends to address the weaknesses identified above by adding more formalized accounting, control and disclosure procedures, by hiring additional personnel resources when the Company’s operations and financial position permit it to do so, by continuing to have the chief financial officer review all significant transactions affecting the Company’s financial statements, and by considering the appointment of outside directors and audit committee members in the future where appropriate.

Attestation Report of the Independent Registered Public Accounting Firm

This amended annual report does not include an attestation report by the Company’s registered public accounting firm regarding internal control over financial reporting, because Management’s report in the annual report was not subject to attestation by the Company’s independent registered public accounting firm, pursuant to the temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Inherent Limitations on the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Section 302 Certifications

10.	We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	You replaced the word “report” with “annual report” in various instances

•	You replaced the phrase “the registrant’s other certifying officer(s) and I” with “I” in various instances

•	the head note to paragraphs 4 and 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(l) and 15d-15(l))

•	you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K

Please revise your certifications to address the issues above.

Response to Comment 10

The identified sections will be revised to reflect these changes.

Changes in Internal Controls, page 30

11.	Please revise to disclose any changes in ICFR during your last fiscal quarter, not “during the last fiscal year”, in accordance with Item 308(c) of Regulation S-K.

Response to Comment 11

The identified section will be revised to reflect that there were no changes in ICFR during the last fiscal quarter referenced.

Directors, Executive Officers, and Corporate Governance, page 31

12.
Please revise your annual report to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve on your board, in light of your business and structure.  See Item 401(e) of Regulation S-K.

Response to Comment 12

The annual report will be revised as requested.  We anticipate that the revised disclosure will include language substantially as follows:

“The Board has concluded that Mr. Soderquist should serve on our Board based on [his experience in assisting, operating and growing startup companies and his knowledge of the markets in which the Company competes and intends to compete, and his knowledge of our Company gained from his position as an officer of the Company.

“The Board has concluded that Mr. Ecker should serve on our Board based on his financial and executive experience in companies of different sizes, his financial background, and his knowledge of our Company gained from his position as an officer of the Company.”

13.
Please advise us whether John Argo, your director of Energy Projects & Finance, Tobin Richardson, your Senior Advisor for Energy Markets, or Silva Gunda, Senior Engineer would be considered significant employees under Item 401(c) of Regulation S-K.  If so, please revise your disclosure accordingly.

Response to Comment 13

The Company believes that neither individual are significant employees as described under Item 401(c) of Regulation S-K.  Neither person has managerial responsibilities over a significant business unit or function,and neither person made significant contributions to the business of the Company during 2009.

Executive Compensation, page 33

14.	Please revise your summary compensation table to include your prior principal executive officers David S. Pere and Josi Ben Rubi.

Response to Comment 14

The identified section will be revised to include these persons and to disclose that neither of these persons received any compensation for the 2009 year.

15.
We note your disclosure on page 33 that your executive officers “stipulate that the annual compensation to each is $180,000 to be paid upon receipt of sufficient capital …” and “waived their rights to the portions of their wages that remain unpaid as of December 31, 2009.”  Please revise to clarify, as your employment agreements, filed with your Form 10-K filed on April 15, 2009 and Form 10-Q filed on August 14, 2009, and your disclosure on page 34 appear to indicate that these amounts are deferred, not waived.  Further Exhibits 10.6 and 10.7 to your Form 10-Q filed on August 14, 2009 appear to indicate that these amounts are deferred at the discretion of the board and are to be paid no later than March 15, 2010.  Please revise to reconcile these exhibits with your disclosure on page 34 that your unpaid officer salaries are deferred upon reaching certain milestones.

Response to Comment 15

The identified sections will be revised and reconciled to reflect that the accrued salaries were waived at December 31, 2009.

16.
We note that your executive officers each received 15,000,000 shares of common stock for services rendered in 2009, but your summary compensation table does not include a stock award column required by Item 402(n)(2)(v).  Please revise accordingly.

Response to Comment 16

We will amend the Form 10-K to include additional disclosure substantially as follows:

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (2)	Total
Chris J. Soderquist, Chief Executive Officer	2009	19,230	-	135,000	-	-	154,230
George M. Ecker, Chief Financial Officer	2009	19,230	-	135,000	-	-	154,230

17.
We note your disclosure that the Company may repurchase the stock issued to Mr. Soderquist and Mr. Ecker if they do not meet four milestone events within one year of the effective date of the Restricted Stock Purchase Agreements.  You also disclose on page 34 that the milestones were met “in their entirety prior to February, 24, 2010.”  Please revise to clarify who determines whether they complied with milestones and identify how they satisfied each milestone.

Response to Comment 17

The Company Board of Directors and Compensation Committee determined the four milestone events were met.  We will include disclosure in the 10-K Amendment to clarify who determines compliance with the milestones and how they were satisfied.  The milestones were satisfied as follows:

-Completion of sale of equity securities of OCTuS with proceeds to OCTuS of $100,000 or more. Completed June 22, 2009.

-Execution by OCTuS of a license agreement or purchase contract with at least two third-party persons or entities to acquire or license technologies and/or products related to OCTuS’s intended business. Completed February 2010 with the license with EcoNexus, LLC (and, preceded by the University of California license of Wickool executed in 2009).

-Receipt of revenues from the sale by OCTuS of products licensed or owned by OCTuS. Completed February 2010 with the sale of a Wickool product.

-Execution by OCTuS of a renewable energy and/or energy efficiency project contract. Completed January 2010 (contract with Quantum Energy Solutions for specific joint projects) and February 2010 (evaporative cooling project installation for an industrial building manager).

Certain Related Parties and Related Transactions, page 36

18.
On page 20 of your financial statements, you list $4,993 in Accrued payable-related parties and $63,986 in Accrued Liabilities-related parties for the fiscal year ended December 31, 2009.  Further, a Convertible note payable balance of $441,853 existed as of December 31, 2008, so it appears to have still existed at some point in your last fiscal year.  Please revise this section to provide the disclosure required under Item 404.

Response to Comment 18

The identified notes payable balance of $441,853 nor any part exceeding $120,000 as a part thereof is not due to a related person, promoter or control person as described under Item 404, and therefore the Company believes that disclosure was not required under Item 404.

During 2008, a related party advanced additional funds to Octus under an existing loan arrangement.  The purpose of the additional advances was to provide working capital so that Octus could continue operations.  Advances under this loan arrangement during 2008 totaled $17,026 and the total accumulated advances were $441,853 as of December 31, 2008 which are in the form of convertible debt.  The holders may convert any part of the principal of the debt and any accrued interest into Octus common shares at a conversion price of $0.10 per share.  The total interest payable on convertible debt as of December 31, 2008 was $43,542.

Exhibits, page 37

19.
We note that the only exhibits that you have filed with your annual report are your Section 302 and 906 certifications.  Please amend your Form 10-K to include all of the exhibits that are required to be filed pursuant to item 601 of Regulation S-K.  If you intend to incorporate an exhibit that was included with a previous filing, you must indicate so in your exhibit index on page 37 by identifying the exhibit and the filing where it was filed.

Response to Comment 19

Our Form 10-K will be amended to include all of the exhibits that are required to be filed pursuant to item 601 of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2010
Income Statement, page 4

20.	Revise to disaggregate product sales and service revenue (revenue from energy projects).

Response to Comment 20

The composition of our revenue was made up of the following:

Product Sales:    $206
Project Revenue:  $5,700

We consider the disaggregation of product sales of $206 to be immaterial.  However, we will reflect the disaggregation in future filings.

Note 1 - Summary of Significant Accounting Policies, page 6

21.
Provide a revenue recognition policy note that discloses your method of recognizing revenue for product sales and for revenue attributable to energy projects.  The disclosure should be specific to each revenue-generating activity and avoid the boilerplate information contained in the 10-K policy note.

Response to Comment 21

We will include additional disclosure in the 10-K Amendment responsive to the Staff’s comment.  We anticipate that the disclosure will be substantially as follows:

“Revenue is derived primarily from providing services under short-term negotiated fixed and variable fee arrangements. Revenue is recognized when it is earned, typically when our services have been rendered.  Upon execution of an agreement, if services have not been provided then the amount to be paid as a deposit under such agreement is recorded as deferred revenue on the balance sheet and is reclassified as revenue on the statement of operations after services have been provided and such revenue earned.  Any amount that has been earned, but not yet billed, is recorded as work in process or unbilled at the balance sheet date.  Our product revenue is recognized upon delivery to the customer.”

Management’s Discussion and Analysis

Results of Operations for the three months ended March 31, 2010 Compared to the Three Months Ended March 31, 2009, page 14

22.
You recognized revenue for the first time during the quarter ended March 31, 2010 and attributed it to product sales and execution of energy projects.  Revise the discussion to clarify the nature of the products sold and the energy projects that were executed.  Disclose and discuss the revenue attributable to project sales separately from revenue attributable to energy projects.

Response to Comment 22

We will amend our filing to clarify that our revenue recognized during the quarter ended March 31, 2010, consisted of (1) energy efficient direct product sales, with related services of $206 and (2) services under two energy efficient projects, including provision of products of $5,700.

23.
We note that you entered into a seven-year, non-exclusive license agreement with EcoNexus, LLC for certain rights to EcoNexus’s Environmental Impact Manager technology, as disclosed on page 10 of your Form 10-Q filed on May 24, 2010.  It appears this is a material agreement.  Please file this agreement as an exhibit and disclose how this technology fits within your plan operation.

Response to Comment 23

We believe the agreement is not material, as the Company does not intend to proceed with development and commercialize of the technology. As disclosed in our 10-Q for the quarter ending June 30, 2010:  “As of June 30, 2010, OCTuS has not completed development of the commercial product based on the EcoNexus technology, and thus no consideration has been granted, to date, to EcoNexus.”

10-Q for the Quarter Ended June 30, 2010

Note 3 - Business Combination, page 7

24.
We note that the acquisition of Quantum was accounted for as a purchase business combination.  We note also that Quantum’s operations were significantly larger than your historical operations.  Please explain to us whether you consider Quantum to be your predecessor.  For purposes of financial statements, designation of an acquired business as a predecessor is required if a registrant succeeds to the business of another entity and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired.

Response to Comment 24

For the purposes of financial statements we do consider Quantum to be a predecessor company and are preparing such financial statements as are required.

Other

25.
We note disclosure in the following locations indicating that you entered or were about to enter into various projects for a number of customers;  page 13 of your Form 10-Q filed on May 24, 2010, page 16 of your Form 10-Q filed on August 23, 2010, various press releases dated December 16, 2009, January 19, 2010, April 21, 2010, and June 29, 2010.  Given that your revenues for the six months ended June 30, 2010 appear nominal, please revise to describe the extent to which you have such customers and clarify the nature of the agreements.  Also, we note that the press release dated January 19, 2010, and available on your website stats that you “have developed a pipeline of more than $20 million in potential projects.”  With a view to revised disclosure, provide us the basis of the statement that you have $20 million worth of potential projects.  We may have further comment.

Response to Comment 25

Revenue received for the six months ended June 30, 2010 was nominal and reflects the relatively small size of the projects and product sales. Specific agreements cited in the press releases are:

-December 16, 2009: Projects developed in concert with Quantum Energy Solutions. Revenue of $3,450 was recorded in Q1-2010.

-January 19, 2010: Letter of intent to acquire Quantum Energy Solutions, with no potential revenue (specific projects) disclosed or projected.

-April 21, 2010: Contract to test and demonstrate LED parking garage fixtures. Revenue of $2,250 was recorded in Q1-2010.

-June 29, 2010: Sale of Wickool units (nine total), with revenue recorded in our Q3-2010 filing.

The basis of the January 19, 2010 pipeline disclosure consisted of approximately 25 potential business opportunities the Company and Quantum Energy Solutions were pursuing.  Three major, multi-million dollar opportunities were included therein, including two municipal street lighting retrofit projects, and one solar development project. The former projects remain in the pipeline and are being pursued; the latter (solar development) was not awarded, representing an approximate $8 million reduction in the Company’s pipeline of potential business opportunities.

26.	Please revise your quarterly reports to address any concerns noted above for your annual report that may be relevant for these time periods.

Response to Comment 26

Quarterly reports will be revised to address concerns noted above that may be relevant in Management’s opinion for these time periods.

Form 8-K filed June 16, 2010

27.
You disclosed in this filing that financial statements of Quantum Energy Solutions would be filed within 71 days of the filing date of this 8-K.  We note that these financial statements have not been filed, please amend this Form 8-K to file the required financial statements or tell us why you believe they are not required.  If you believe this was not a significant business acquisition, provide all tests of significance as well as any assumptions.

Response to Comment 27

We believe this was a significant business acquisition and as such are in the process of preparing such financial statements as are required.  The required financial statements as of and for the years ended December 31, 2008 and 2009 are being audited by our independent registered public accountant.  We plan to file the required financial information as soon as it is available, which he hope to be in the near future.

The Company acknowledges that:

•	Octus is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Octus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (530) 564-0200 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J. Soderquist
Christian J. Soderquist
Chief Executive Officer
Octus, Inc.